InterOil Third Quarter 2013 Results

PORT MORESBY, Papua New Guinea and HOUSTON, Nov. 11, 2013 /PRNewswire/ -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) today announced financial and operating results for the third quarter ended September 30, 2013.

Key Points

  Net loss for the quarter of $6.3 million compared to a profit of $5.3 million for the same period in 2012
  $250 million secured syndicated capital expenditure facility led by Credit Suisse AG
  Continuing focus on streamlining business units and reducing costs
  Negotiations with a number of supermajors relating to the monetization of the Elk and Antelope resource in final stages; announcement expected by year end
  Initiated seismic data acquisition and drilling activity including a well in each of the Company's three Petroleum Prospecting Licenses (PPLs)

Commenting on the results, InterOil chief executive Dr Michael Hession said, "The Company is delivering on its commitments to strengthen its financial position, complete a monetization transaction and resume exploration".

"We are pleased to have the support of a high calibre syndicate of international banks to bridge our funding requirements between the execution of a sales and purchase agreement (SPA) and completing the monetization transaction".

"The management team is focused on the key drivers that create value for shareholders. We have identified priority objectives within our core business streams which are appropriately staffed and funded".

"Negotiations with a number of supermajors regarding the monetization of our gas resources are in the final stages. We expect to be able to make an announcement on the selection of our development partner before year end".

"Ongoing exploration activity is one of InterOil's four core business units in Papua New Guinea, the others being midstream refining, downstream wholesale and retail petroleum distribution and the monetization of its gas resources."

"InterOil supports the communities in which it operates. We are proud to work with the people and Government of Papua New Guinea as we commit to further development that will provide revenue and employment for the PNG economy."

Group Financial Results
InterOil's recorded net loss for the quarter ended September 30, 2013 was $6.3 million, compared with a profit of $5.3 million for the same period in 2012. The $11.6 million decrease in net profit was mainly due to an $8.6 million increase in foreign exchange losses and a $7.6 million decrease in gross margin on account of a relatively stable crude and product prices movement during the current quarter as compared to increases in the same quarter of 2012.

EBITDA for the third quarter of 2013 was $9.9 million, a decrease of $9.1 million compared to EBITDA of $19.0 million for the same period in 2012.

Total revenues decreased by $21.6 million to $305.2 million, primarily due to lower sales volumes during the quarter. The total volume of all products sold was 2.0 million barrels, compared with 2.3 million barrels in the same quarter of 2012, mainly due to the timing of refinery exports in the third quarter of 2012.

Business Segment Results
Upstream – InterOil today announced a seismic data acquisition and drilling program which will involve three initial wells in the Company's Petroleum Prospecting Licenses (PPLs) in Papua New Guinea. The work program consists of six wells (1 well each in our prospecting licenses PPL236, 237 and 238, 2 wells in PRL15, and 1 well in APRL39), plus a seismic program in Triceratops east, south west Antelope and a new prospect Bobcat.

The Wahoo-1 well, the first well in the multi-well exploration drilling plan, is planned to be drilled utilizing InterOil's exploration Rig#3 in PPL 236. The Bob Cat-1 exploration well will be drilled utilising InterOil Rig#2. The proposed Bob Cat-1 location is in PPL 238 and is a target defined by an aero-magnetic, gravity and seismic data, and is on trend between the Antelope and Triceratops fields.

During the previous quarter previous seismic data obtained from DPE archives over the Raptor prospect in PPL237 was reprocessed. The Company has contracted an additional rig to drill the Raptor-1 well with its exploration partner Pacific Rubiales Energy (PRE). The Raptor-1 well in PPL 237 is an exploration well delineated by aero-magnetic and gravity data as well as seismic data and is planned to commence drilling during the first quarter next year.

Additional wells and seismic data acquisition will be conducted in PRL15 and Triceratops (APRL 39) to support development planning and to meet licence obligations. Beyond this InterOil intends to maintain an active work program across the portfolio of exploration targets in our core licences in the highly prospective Eastern Papuan Basin.

The Upstream segment realized a net loss of $16.2 million in the quarter. The increased loss of $5.3 million over the same period in 2012 was mainly due to a decrease in gain on oil and gas properties due to the recognition of the sale of interest in PPL 237 to PRE in the prior year's comparable quarter, reduced revenue from civil works recovery and higher interest expense on inter-company loan balances.

Midstream Refining – Total refinery throughput for the quarter ended September 30, 2013 was 26,786 barrels per operating day, compared with 23,980 barrels per operating day during the quarter ended September 30, 2012.

Capacity utilization of the refinery for the quarter ended September 30, 2013, based on 36,500 barrels per day operating capacity, was 65% compared with 61% for quarter ended September 30, 2012. During the quarters ended September 30, 2013 and 2012, our refinery was shut down for 11 day and 9 days, respectively, for general maintenance activities.

On July 17, 2013, we entered into a $350.0 million working capital structured facility secured by our rights, title and interest in inventory and working capital of the refinery (see Balance Sheet and Liquidity).

The midstream refining segment generated a net loss of $11.1 million in the quarter compared to a profit of $5.4 million for the same period in 2012. The variance was largely due to a decrease in gross margin resulting from relatively stable crude and product prices movement during the current quarter as compared to increasing prices in the comparable period a year ago, and an increase in foreign exchange losses for the current quarter resulting from weakening of Kina against USD.

Midstream Liquefaction – On August 6, 2013, InterOil signed an agreement with PacLNG relating to the alignment of interests in the Midstream – Liquefaction Joint Venture to those in the PRL15. Following the alignment, the Company's interest in the joint venture is 77.165% and PacLNG's interest is 22.835%.

The Midstream Liquefaction segment had a net gain of $2.4 million during the quarter mainly due to $2.6 million profit recognized on the disposal of our interest in PNG LNG as a result of the equalization agreement with PacLNG.

Downstream – Total sales volumes for the quarter were 194.7 million litres, an increase of 9.7 million litres, or 5.2 per cent, over the same period in 2012. Movement of plant equipment at the PNGLNG project and Government contracts increased sales of Diesel and Jet A1 during the current quarter.

The retail business accounted for approximately 14% of total downstream sales in the third quarter of 2013 compared to 15% in the same period last year. During the quarter, the Company acquired a key high volume independently owned retail site.

The Downstream business unit generated a net profit of $9.4 million in the third quarter, which compares to $5.6 million in the same period a year ago. The increased profit was mainly due to IPP price increases during the current quarter as opposed to price declines in the prior quarter.

Corporate – The Corporate operations generated a net profit of $10.8 million against a gain of $7.8 million in the same period a year ago. The improvement resulted mainly from an increase in inter-segment recharges, and a gain recognized for the disposal of FLEX LNG shares. This was partially offset by increased office and administrative expenses resulting from corporate employees in Papua New Guinea and the operation of the Napa Napa camp being captured in the Corporate segment since October 1, 2012.

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters

Quarters ended ($ thousands except per share data)	2013			2012				2011
	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
Upstream	1,918	2,533	1,862	4,136	2,216	1,727	2,284	1,891
Midstream – Refining	251,725	289,300	305,172	301,925	274,671	236,006	302,310	237,640
Midstream – Liquefaction	-	20,089	-	-	-	-	-	-
Downstream	215,651	199,470	208,046	220,512	201,749	223,620	218,974	209,678
Corporate	31,714	36,201	34,923	37,552	26,880	24,742	24,757	21,831
Consolidation entries	(195,773)	(201,932)	(199,672)	(207,686)	(178,652)	(186,991)	(210,174)	(181,428)
Total revenues	305,235	345,661	350,331	356,439	326,864	299,104	338,151	289,612
Upstream	(2,842)	(19,478)	(1,311)	(873)	956	(5,730)	(6,374)	665
Midstream – Refining	(3,562)	840	12,701	12,370	13,417	(42,647)	18,933	2,604
Midstream – Liquefaction	2,550	19,850	(123)	192	11	672	(1,410)	(4,129)
Downstream	14,962	7,542	10,062	12,258	9,275	11,102	21,414	6,808
Corporate	13,446	1,745	10,044	14,133	9,841	9,975	9,188	10,134
Consolidation entries	(14,647)	(11,146)	(13,418)	(12,199)	(14,503)	(9,871)	(14,216)	(11,280)
EBITDA (1)	9,907	(647)	17,955	25,881	18,997	(36,499)	27,535	4,802
Upstream	(16,206)	(32,046)	(13,774)	(13,081)	(10,936)	(15,532)	(17,244)	(9,402)
Midstream – Refining	(11,074)	(4,675)	5,855	13,401	5,358	(32,969)	11,320	15,684
Midstream – Liquefaction	2,373	19,284	(681)	(394)	(573)	93	(1,969)	(4,574)
Downstream	9,435	4,346	6,005	7,716	5,626	6,045	13,195	3,621
Corporate	10,780	(1,701)	7,342	10,519	7,849	8,445	6,270	7,616
Consolidation entries	(1,626)	1,562	(744)	384	(1,988)	2,205	(2,136)	252
Net (loss)/profit	(6,318)	(13,230)	4,003	18,545	5,336	(31,713)	9,436	13,197
Net (loss)/profit per share (dollars)
Per Share – Basic	(0.13)	(0.27)	0.08	0.38	0.11	(0.66)	0.20	0.27
Per Share – Diluted	(0.13)	(0.27)	0.08	0.38	0.11	(0.66)	0.19	0.27

(1)	EBITDA is a non-GAAP measure and is reconciled to IFRS under the heading "Non-GAAP Measures and Reconciliation".

Balance Sheet and Liquidity
InterOil closed the third quarter of 2013 with cash, cash equivalents and cash restricted totalling $79.3 million (September 30, 2012 - $96.7 million), of which $38.9 million is restricted (September 30, 2012 - $39.6 million).

On July 17, 2013, the Company entered into a $350.0 million working capital structured facility arranged by BNP Paribas to replace the $240.0 million facility. Out of the $350.0 million, $270.0 million will be a syndicated secured working capital facility with the support of five banking partners, namely BNP Paribas, Australia and New Zealand Banking Group Limited ("ANZ"), Natixis, Intesa Sanpaolo, and Bank South Pacific Limited ("BSP"). In addition, BNP Paribas provided an $80.0 million bilateral non-recourse discounting facility. As at September 30, 2013, $182.3 million of the $270.0 million facility had been utilized, and the remaining facility of $87.7 million remained available for use. There were no amounts outstanding under the non-recourse discounting facility.

As at September 30, 2013, the Company had an approximate $39.5 million (Papua New Guinea Kina ("PGK") 95.0 million) revolving working capital facility for its Downstream operations in PNG from BSP and Westpac Bank PNG Limited ("Westpac"). On September 30, 2013, none of this combined facility had been utilized, and the full amount of the facility remained available for use.

In August 2013, we entered into a one year $75.0 million equivalent combined secured loan facility with Westpac and BSP to be drawn in tranches, either USD and/or PGK. Borrowings under the facility will be used for exploration and drilling activities with $37.5 million available immediately, and a further $37.5 million available upon the execution of an agreement in relation to the monetization of the Elk and Antelope resource. The principal repayment will be made on the earlier of, the first resource payment or 12 months from the first drawdown. As at September 30, 2013, $34.6 million of the facility had been utilized.

Subsequent to quarter end, on November 11, 2013, the Company entered into a one-year $250 million secured syndicated capital expenditure facility, led by Credit Suisse AG, to fund the proposed exploration and drilling program. The other participating lenders are Commonwealth Bank of Australia, ANZ, UBS, Macquarie, BSP, BNP Paribas and Westpac. The facility is secured by the Company's existing Upstream and Corporate Entities. The credit facility bears interest at LIBOR plus 5.5 percent margin on the drawn amount for the first six months. After the first six month period the margin escalates 2.0 percent every two months to a maximum of 11.5% in the last two months of the 12-month term. The facility is payable in full (within a certain timeframe) upon any sale or disposal of the Company's interest in the Elk and Antelope fields.

The Company is managing its gearing levels by maintaining the debt-to-capital ratio (debt/(shareholders' equity + debt)) at 50% or less. Our debt-to-capital ratio was 20% on September 30, 2013, up from 13% a year ago.

Summary of Debt Facilities
Summarized below are the debt facilities available to us and the balances outstanding as at September 30, 2013.

Organization	Segment	Facility	Balance outstanding September 30, 2013	Effective interest rate	Maturity date
ANZ, BSP and BNP syndicated secured loan facility	Midstream - Refining	$100,000,000	$92,000,000	6.94%	November 2017
BNP working capital facility(1)	Midstream - Refining	$270,000,000	$107,584,830(2)	2.87%	February 2015
BNP non-recourse discounting facility(1)	Midstream - Refining	$80,000,000	$0	2.87%	February 2015
Westpac PGK working capital facility	Downstream	$18,720,000(3)	$0	9.15%	November 2014
BSP PGK working capital facility	Downstream	$20,800,000	$0	9.45%	November 2014
BSP and Westpac combined secured facility	Downstream	$75,000,000	$34,604,377	8.89%	August 2014
2.75% convertible notes	Corporate	$70,000,000	$69,998,000	7.91%(3)	November 2015

(1)

In August 2013, the BNP Paribas working capital facility agreement with a maximum availability of $240.0 million was replaced with a new facility agreement with a maximum availability of $350.0 million (including an $80.0 million facility for discounted receivables). Under the new facility, discounted receivables are not included in the available for use balance as they are non-recourse discounted receivables that fall within the separate $80.0 million facility with BNP Paribas. There were no discounted receivables as at September 30, 2013.

(2)	Excludes letters of credit totaling $74.7 million, which reduces the available borrowings under the facility to $87.7 million at September 30, 2013.
(3)	Effective rate after bifurcating the equity and debt components of the $70 million principal amount of 2.75% convertible senior notes due 2015.

NON-GAAP EBITDA Reconciliation

EBITDA represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used by us to analyze operating performance. EBITDA does not have a standardized meaning prescribed by GAAP (i.e., IFRS) and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with IFRS. Further, EBITDA is not a measure of cash flow under IFRS and should not be considered as such.

The following table reconciles net income/(loss), a GAAP measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.

Quarters ended ($ thousands)	2013			2012				2011
	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
Upstream	(2,842)	(19,478)	(1,311)	(873)	956	(5,730)	(6,374)	665
Midstream – Refining	(3,562)	840	12,701	12,370	13,417	(42,647)	18,933	2,604
Midstream – Liquefaction	2,550	19,850	(123)	192	11	672	(1,410)	(4,129)
Downstream	14,962	7,542	10,062	12,258	9,275	11,102	21,414	6,808
Corporate	13,446	1,745	10,044	14,133	9,841	9,975	9,188	10,134
Consolidation Entries	(14,647)	(11,146)	(13,418)	(12,199)	(14,503)	(9,871)	(14,216)	(11,280)
Earnings before interest, taxes, depreciation and amortization	9,907	(647)	17,955	25,881	18,997	(36,499)	27,535	4,802
Subtract:
Upstream	(12,814)	(12,043)	(11,941)	(11,734)	(11,438)	(10,517)	(9,408)	(8,712)
Midstream – Refining	(2,351)	(2,235)	(2,454)	(11,390)	(1,654)	(2,011)	(2,771)	(3,285)
Midstream – Liquefaction	(177)	(566)	(558)	(586)	(584)	(579)	(559)	(445)
Downstream	(536)	(263)	(422)	(337)	(394)	(909)	(1,233)	(1,170)
Corporate	(1,842)	(2,081)	(1,600)	(1,601)	(1,540)	(1,535)	(1,510)	(1,498)
Consolidation Entries	12,989	12,677	12,642	12,552	12,482	12,044	12,047	11,500
Interest expense	(4,731)	(4,511)	(4,333)	(13,096)	(3,128)	(3,507)	(3,434)	(3,610)
Upstream	-	-	-	-	-	-	-	-
Midstream – Refining	(1,736)	(118)	(1,270)	16,574	(3,484)	14,580	(1,948)	19,243
Midstream – Liquefaction	-	-	-	-	-	-	-	-
Downstream	(3,804)	(1,667)	(2,455)	(3,070)	(1,791)	(2,907)	(5,746)	(595)
Corporate	108	(483)	(196)	(1,330)	177	535	(880)	(493)
Consolidation Entries	-	-	-	-	-	-	-	-
Income taxes	(5,432)	(2,268)	(3,921)	12,174	(5,098)	12,208	(8,574)	18,155
Upstream	(550)	(525)	(522)	(474)	(454)	715	(1,462)	(1,355)
Midstream – Refining	(3,425)	(3,162)	(3,122)	(4,153)	(2,921)	(2,891)	(2,894)	(2,878)
Midstream – Liquefaction	-	-	-	-	-	-	-	-
Downstream	(1,187)	(1,266)	(1,180)	(1,135)	(1,464)	(1,241)	(1,240)	(1,422)
Corporate	(932)	(882)	(906)	(683)	(629)	(530)	(528)	(527)
Consolidation Entries	32	31	32	31	33	32	33	32
Depreciation and amortisation	(6,062)	(5,804)	(5,698)	(6,414)	(5,435)	(3,915)	(6,091)	(6,150)
Upstream	(16,206)	(32,046)	(13,774)	(13,081)	(10,936)	(15,532)	(17,244)	(9,402)
Midstream – Refining	(11,074)	(4,675)	5,855	13,401	5,358	(32,969)	11,320	15,684
Midstream – Liquefaction	2,373	19,284	(681)	(394)	(573)	93	(1,969)	(4,574)
Downstream	9,435	4,346	6,005	7,716	5,626	6,045	13,195	3,621
Corporate	10,780	(1,701)	7,342	10,519	7,849	8,445	6,270	7,616
Consolidation Entries	(1,626)	1,562	(744)	384	(1,988)	2,205	(2,136)	252
Net (loss)/profit per segment	(6,318)	(13,230)	4,003	18,545	5,336	(31,713)	9,436	13,197

InterOil Corporation
Consolidated Income Statements
(Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended

	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
	$	$ (revised)*	$	$ (revised)*

Revenue
Sales and operating revenues	304,410,212	324,109,090	997,808,538	956,335,547
Interest	19,865	23,348	71,443	226,014
Other	804,705	2,732,247	3,345,777	7,557,014
	305,234,782	326,864,685	1,001,225,758	964,118,575

Changes in inventories of finished goods and work in progress	11,190,418	(35,607,503)	(16,370,774)	(6,263,770)
Raw materials and consumables used	(285,373,097)	(250,722,505)	(892,870,471)	(896,694,438)
Administrative and general expenses	(6,565,506)	(11,104,381)	(28,720,644)	(30,708,081)
Derivative losses	(2,451,608)	(4,929,234)	(3,274,054)	(4,715,186)
Legal and professional fees	(2,139,377)	(1,384,270)	(5,679,054)	(3,667,042)
Exploration costs, excluding exploration impairment (note 6)	(2,992,323)	(2,056,367)	(3,963,500)	(14,660,051)
Finance costs	(7,006,444)	(4,209,765)	(18,124,592)	(13,646,887)
Depreciation and amortization	(6,062,074)	(5,435,305)	(17,563,239)	(15,441,862)
Gain on conveyance of oil and gas properties (note 6)	-	2,895,000	500,071	2,895,000
Gain on available-for-sale investment (note 8)	4,746,997	-	3,719,907	-
Foreign exchange (losses)/gains	(12,045,232)	(3,494,290)	(25,068,717)	3,992,945
Share of net profit/(loss) of joint venture partnership accounted for using the equity method (note 15)	2,578,112	(382,224)	2,265,442	(687,777)
	(306,120,134)	(316,430,844)	(1,005,149,625)	(979,597,149)
(Loss)/profit before income taxes	(885,352)	10,433,841	(3,923,867)	(15,478,574)

Income taxes
Current tax expense	(4,048,959)	(2,561,068)	(9,672,693)	(11,623,696)
Deferred tax (expense)/benefit	(1,383,405)	(2,537,251)	(1,948,582)	10,160,813
	(5,432,364)	(5,098,319)	(11,621,275)	(1,462,883)

(Loss)/profit for the period	(6,317,716)	5,335,522	(15,545,142)	(16,941,457)

(Loss)/profit is attributable to:
Owners of InterOil Corporation	(6,317,716)	5,335,522	(15,545,142)	(16,941,457)
	(6,317,716)	5,335,522	(15,545,142)	(16,941,457)

Basic (loss)/profit per share	(0.13)	0.11	(0.32)	(0.35)
Diluted (loss)/profit per share	(0.13)	0.11	(0.32)	(0.35)
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	48,815,218	48,445,397	48,712,015	48,271,469
Diluted (Expressed in number of common shares)	48,815,218	48,785,877	48,712,015	48,271,469

See accompanying notes to the consolidated financial statements
* Revised to effect transition to IFRS 11 - Joint arrangements, refer note 2(c)(ii) for further information

InterOil Corporation
Consolidated Balance Sheets
(Unaudited, Expressed in United States dollars)

		As at

	September 30,	December 31,	September 30,
	2013	2012	2012
	$	$ (revised) *	$ (revised) *

Assets
Current assets:
Cash and cash equivalents	40,405,336	49,720,680	57,151,655
Cash restricted	27,345,725	37,340,631	33,610,455
Trade and other receivables	77,714,542	161,578,481	157,903,504
Derivative financial instruments	86,654	233,922	-
Other current assets	4,130,877	832,869	906,610
Inventories (note 5)	178,500,565	194,871,339	164,808,029
Prepaid expenses	7,593,970	8,517,340	5,891,713
Total current assets	335,777,669	453,095,262	420,271,966
Non-current assets:
Cash restricted	11,574,797	11,670,463	5,980,832
Plant and equipment	244,989,862	255,031,257	251,555,833
Oil and gas properties (note 6)	569,800,760	510,669,431	472,077,713
Deferred tax assets (note 7)	53,718,113	63,526,458	47,585,649
Other non-current receivables (note 12)	29,700,534	5,000,000	-
Investments accounted for using the equity method (note 15)	17,548,190	-	-
Available-for-sale investments (note 8)	-	4,304,176	5,462,570
Total non-current assets	927,332,256	850,201,785	782,662,597
Total assets	1,263,109,925	1,303,297,047	1,202,934,563
Liabilities and shareholders' equity
Current liabilities:
Trade and other payables	74,092,829	178,313,483	169,572,265
Income tax payable	15,190,761	11,977,681	9,592,164
Derivative financial instruments	708,925	-	371,143
Working capital facilities (note 9)	107,584,830	94,290,479	87,076,286
Unsecured loan and current portion of secured loans (note 10)	49,786,062	31,383,115	25,198,297
Current portion of Indirect participation interest (note 11)	16,283,309	15,246,397	13,770,156
Total current liabilities	263,646,716	331,211,155	305,580,311
Non-current liabilities:
Secured loans (note 10)	73,476,706	89,446,137	30,238,125
2.75% convertible notes liability	61,737,934	59,046,581	58,175,245
Deferred gain on contributions to LNG project (note 15)	-	5,191,101	5,388,692
Indirect participation interest (note 11)	13,245,089	16,405,393	20,904,686
Other non-current liabilities (note 12)	96,000,000	20,961,380	20,000,000
Asset retirement obligations	4,598,327	4,978,334	4,947,101
Total non-current liabilities	249,058,056	196,028,926	139,653,849
Total liabilities	512,704,772	527,240,081	445,234,160
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 13)	942,190,761	928,659,756	927,913,817
Authorized - unlimited
Issued and outstanding - 48,824,038
(Dec 31, 2012 - 48,607,398)
(Sep 30, 2012 - 48,587,461)
2.75% convertible notes	14,297,627	14,298,036	14,298,036
Contributed surplus	28,214,688	21,876,853	20,107,937
Accumulated Other Comprehensive Income	7,208,731	25,032,953	27,736,411
Conversion options (note 11)	-	12,150,880	12,150,880
Accumulated deficit	(241,506,654)	(225,961,512)	(244,506,678)
Total equity attributable to owners of InterOil Corporation	750,405,153	776,056,966	757,700,403
Total liabilities and equity	1,263,109,925	1,303,297,047	1,202,934,563
See accompanying notes to the consolidated financial statements
* Revised to effect transition to IFRS 11 - Joint arrangements, refer note 2(c)(ii) for further information

InterOil Corporation
Consolidated Statements of Cash Flows
(Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
	$	$ (revised) *	$	$ (revised) *

Cash flows generated from (used in):

Operating activities
Net (loss)/profit for the period	(6,317,716)	5,335,522	(15,545,142)	(16,941,457)
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	6,062,074	5,435,305	17,563,239	15,441,862
Deferred tax	6,652,202	2,872,882	9,808,345	(13,509,767)
Gain on conveyance of exploration assets	-	(2,895,000)	(500,071)	(2,895,000)
Accretion of convertible notes liability	911,048	858,478	2,693,065	2,537,615
Amortization of deferred financing costs	204,579	36,986	598,436	129,959
Timing difference between derivatives recognized and settled	644,766	1,122,929	856,193	955,126
Stock compensation expense, including restricted stock	587,345	2,112,932	4,298,468	5,777,472
Inventory write down	-	(24,636,489)	-	-
Accretion of asset retirement obligation liability	53,875	82,774	267,623	248,322
Gain on conversion of convertible notes	-	-	(500)	-
Gain on Flex LNG investment	(4,746,997)	-	(3,719,907)	-
Share of net (profit)/loss of joint venture partnership accounted for using the equity method	(2,578,112)	382,224	(2,265,442)	687,777
Unrealized foreign exchange (gain)/loss	(2,077,712)	22,277	(2,656,039)	(876,631)
Change in operating working capital
Decrease/(increase) in trade and other receivables	38,314,619	(34,491,093)	4,216,495	(28,988,922)
(Increase)/decrease in other current assets and prepaid expenses	(4,073,788)	2,360,624	(2,374,638)	(458,678)
(Increase)/decrease in inventories	(12,367,665)	59,593,399	9,821,506	4,014,645
Increase/(decrease) in trade and other payables	4,871,933	6,708,330	(13,561,815)	6,017,991
Net cash generated from/(used in) operating activities	26,140,451	24,902,080	9,499,816	(27,859,686)

Investing activities
Expenditure on oil and gas properties	(38,394,448)	(43,978,574)	(105,262,287)	(134,615,057)
Proceeds from IPI cash calls	12,069,226	-	27,058,053	3,497,542
Expenditure on plant and equipment	(8,442,763)	(7,685,789)	(20,076,112)	(20,966,317)
Proceeds from Pacific Rubiales Energy (conveyance accounted portion)	-	-	-	20,000,000
Maturity of short term treasury bills	-	-	-	11,832,110
Proceeds from disposal of Flex LNG Ltd shares, net of transaction costs	7,778,258	-	7,778,258	-
(Increase)/decrease in restricted cash held as security on borrowings	(6,226,515)	906,997	10,090,572	(340,524)
Change in non-operating working capital
Decrease in trade and other receivables	-	-	5,000,000	-
Increase/(decrease) in trade and other payables	7,590,678	12,192,886	(13,630,823)	22,818,296
Net cash used in investing activities	(25,625,564)	(38,564,480)	(89,042,339)	(97,773,950)

Financing activities
Repayments of OPIC secured loan	-	-	-	(4,500,000)
(Repayments to)/proceeds from Mitsui for Condensate Stripping Plant	(34,375,748)	3,578,489	(34,375,748)	3,578,489
(Repayments of)/proceeds from Westpac secured loan	(10,714,000)	(2,143,000)	(12,857,000)	12,857,000
Proceeds from drawdown of BSP and Westpac secured facility	34,604,377	-	34,604,377	-
Proceeds from Pacific Rubiales Energy for interest in PPL237 (net of transaction costs)	-	20,000,000	73,600,000	20,000,000
(Repayments of)/proceeds from working capital facility	(14,443,836)	24,188,225	13,294,351	70,595,783
Repayments of ANZ, BSP & BNP syndicated loan	-	-	(8,000,000)	-
Proceeds from issue of common shares, net of transaction costs	-	4,757,023	3,995,228	10,618,423
Payment on conversion of convertible notes	-	-	(1,546)	-
Net cash (used in)/generated from financing activities	(24,929,207)	50,380,737	70,259,662	113,149,695

(Decrease)/increase in cash and cash equivalents	(24,414,320)	36,718,337	(9,282,861)	(12,483,941)
Cash and cash equivalents, beginning of period	64,842,032	20,435,206	49,720,680	68,575,269
Exchange (losses)/gains on cash and cash equivalents	(22,376)	(1,888)	(32,483)	1,060,327
Cash and cash equivalents, end of period	40,405,336	57,151,655	40,405,336	57,151,655
Comprising of:
Cash on Deposit	35,178,235	56,516,825	35,178,235	56,516,825
Short Term Deposits	5,227,101	634,830	5,227,101	634,830
Total cash and cash equivalents, end of period	40,405,336	57,151,655	40,405,336	57,151,655

See accompanying notes to the consolidated financial statements
* Revised to effect transition to IFRS 11 - Joint arrangements, refer note 2(c)(ii) for further information

About InterOil
InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. InterOil's common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil:

Wayne Andrews	Meg LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1-281-292-1800	Phone:+1-281-292-1800

Media Contacts:

John Hurst
Cannings Corporate Communications

+61-418-708-663

Forward Looking Statements
This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular further seismic-related exploration activities, development activities, the ability to attract a strategic LNG partner and complete the LNG partnering process and the timing of such process, the construction and development of the proposed LNG project, the characteristics of our properties, the ability to commercially develop our resources, anticipated financial conditions and performance, business prospects, strategies, regulatory developments, the ability to obtain financing on acceptable terms, the ability to identify drilling locations and the ability to develop reserves and production through development and exploration activities. Statements relating to 'resources' are forward looking, as they involve the applied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities estimated. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments, the terms of agreements with its joint venture partners and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2012 on Form 40-F and its Annual Information Form for the year ended December 31, 2012. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.